Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Sirius Satellite Radio Inc.
Commission File No.: 000-24710

Sirius Satellite Radio

Creditor Presentation

Agenda

- Summary
- Company Overview
- Transaction Overview
- Key Points to Consider

Summary

Situation Overview

- Fully operational service with nationwide footprint
- Facing liquidity issue; only funded through Q2 2003
- Transaction resolves liquidity issue, delevers balance sheet
- Transaction offers approximately 72% recovery to debt holders at $0.92 per share new money valuation
- Uncertain outcome if transaction does not succeed

Transaction Summary

- Exchange substantially all indebtedness for approximately 62% of common shares
- Exchange all preferred stock for approximately 8% of common shares and warrants to purchase approximately 9.1% of common stock
- Raise $200 million in new capital for approximately 22% of common shares. Funds to be provided by existing investors:
  - OppenheimerFunds, Inc.: $150 million
  - Apollo Management, LP: $25 million
  - The Blackstone Group LP: $25 million
- Execute through public exchange offer
- 79% of debt locked-up

Transaction Timing

Period	Activity
Jan. 30	Registration Statement declared "effective"
Jan. 31	Exchange offer launch
Mar. 4	Exchange offer expires
Mar. 5 and after	Close exchange offer

Company Overview

Management and Board of Directors

Management

Joe Clayton	President & CEO
John Scelfo	EVP & CFO
Guy Johnson	EVP, Sales and Marketing
Mary Pat Ryan	EVP, Marketing
Patrick Donnelly	EVP & General Counsel
Mike Ledford	EVP, Engineering

Existing Board of Directors

David Margolese*	Chairman, CEO from Aug. 1993 to Oct. 2001
Leon Black	Director, CEO of Apollo Advisors, L.P.
Joe Clayton	Director, Sirius CEO
Lawrence Gilberti	Director, Partner Reed Smith LLP
James Holden	Director, Former President & CEO of Chrysler
Peter Peterson	Director, Chairman of The Blackstone Group L.P.
Joseph Vittoria*	Director, Former Chairman & CEO of Avis

Note: * indicates resigning director

Excellent Product Addressing Large Market

Market Opportunity Focused on Vehicles

- Over 200 million cars in the US
  - 16 million new cars annually
- 3 million RVs, 3 million trucks and 4 million addressable boats

Compelling Value to Customers

- Commercial-free music
- Unique programming selection and choice
  - 60 music channels in virtually every genre
  - 40 news, sports and information channels
- Superior digital sound
- Nationwide coverage
- Easy to use

Operating Highlights

- **Fully operational system**
  - 3 orbiting satellites launched, functional and projected to fulfill entire 15 year usable life
  - 1 fully constructed ground spare and additional parts for 5th satellite
  - 96 terrestrial repeaters in 60 cities in place
- **Launched nationwide service on July 1, 2002**
  - 29,947 subscribers as of December 31, 2002
- **Exclusive agreements with DaimlerChrysler, BMW and Ford, manufacturers of over 40% of vehicles in the United States**
  - radios available in sixteen 2003 model year DaimlerChrysler vehicles
  - radios available in four 2003 model year BMW vehicles
  - Ford plans to offer Sirius radios in 2004 model year
- **5,500 retailers in extensive distribution network, including Best Buy and Circuit City**
- **Introduced Kenwood, Panasonic, Jensen, Clarion and Audiovox radios in the retail aftermarket**

Financial Projections

Projecting cash flow breakeven in 2005

($mm, except per share and subscriber data)	Year Ending December 31,			
	2003	2004	2005	2006
Statement of Operations Data:				
Subscriber Gross Additions (thousands)	300	1,000	1,700	2,300
Operating Revenues	32	146	418	819
Operating Expenses	(425)	(559)	(631)	(793)
Income (Loss) from Operations	(393)	(413)	(213)	26
Restructuring of Debt	327	–	–	–
Interest and Investment Income	1	–	–	2
Interest Expense	(21)	–	–	–
Preferred Dividends	(73)	–	–	–
Net Income (Loss) Applicable to Common Stockholders	(159)	(413)	(213)	28
Net Income (Loss) per Share Applicable to Common Stockholders	(0.20)	(0.43)	(0.22)	0.03
Weighted Average Common Shares Outstanding	786	964	965	966
Adjusted EBITDA	(295)	(312)	(112)	127
Statement of Cash Flow Data:				
Cash, Cash Equivalents and Marketable Securities—Beginning of Period	174	58	(75)	56
Cash Flows from Operating Activities	(293)	(125)	145	388
Cash Flows from Investing Activities	(17)	(8)	(14)	(23)
Cash Flows from Financing Activities	194	–	–	–
Cash and Cash Equivalents—End of Period	58	(75)	56	421

Transaction Overview

Transaction Overview

On January 31, 2003, Sirius launched a $1.2 billion recapitalization transaction

- Apollo and Blackstone will each invest $25 million in common stock and Oppenheimer will invest $150 million in common stock
- Substantially all existing indebtedness and all existing preferred stock will be exchanged into common stock
- The new money investment and exchange offers are cross-contingent
- The Company has entered into a lock-up agreement with approximately 79% of holders of the face value of debt, as well as 100% of preferred stock holders and new money investors to participate in this transaction
- The prepackaged plan will be considered in the event that insufficient bondholder participation is achieved in the exchange offer

Transaction Overview (con't)

Pro forma Exchange Summary (assuming 100% participation)

(US$mm)	Total Obligation [1]	PF Equity Ownership [2]
Lehman Term Loan Facility	155.2	12.6%
Senior Secured Discount Notes	292.6	23.7%
Senior Secured Notes	224.2	18.2%
Loral Vendor Financing	75.6	6.1%
Convertible Subordinated Notes	17.8	1.4%
Total Debt	**765.5**	**62.0%**
Preferred Equity (Series A, B, D) [3]	560.4	8.0% [4]
Total Debt and Preferred Equity	**1,303.2**	**70.0%**
Existing Common Equity [5]	85.8	8.0%
New Money - Apollo/Blackstone	50.0	5.0%
New Money - OppenheimerFunds	150.0	17.0%

Notes:
1 Shown at face or fully-accreted value plus accrued interest at 3/15/03
2 Intercreditor ownership based on pro-rata total obligation
3 Shown at liquidation value as of 3/15/03
4 Apollo and Blackstone would also receive warrants for 9.1% of primary common shares
5 Equity market value as of 1/30/03

Exchange Offer - Debt Securities

- The following table outlines the number of shares of common stock to be exchanged for each of the outstanding debt securities ($mm, as of March 15, 2003):

Title of Security		Principal Amount Outstanding		Total Obligation	Total Shares of Common Stock to be Issued	% of Pro Forma Common Stock	Shares of Common Stock per $1,000 Total Obligation	Shares of Common Stock per $1,000 Principal Amount
Senior Secured Discount Notes	$	280.4	$	292.6	228,067,643	23.7%	779.5	813.3
Senior Secured Notes		200.0		224.2	174,737,917	18.2%	779.5	873.7
Lehman Senior Term Loans		150.0		155.2	120,988,793	12.6%	779.5	806.6
Loral Senior Term Loans		50.0		75.6	58,964,982	6.1%	779.5	1,179.3
Convertible Subordinated Notes		16.5		17.8	13,910,430	1.4%	779.5	845.1
Total	$	696.9	$	765.5	596,669,765	62.0%		

Transaction Economics

Debtholders Receive Compelling Recovery

- Oppenheimer's new money valuation set at $882 million or $0.92 per share
- Debtholders exchange $765.5 million in obligations for 596.7 million shares
- Recovery of approximately 72% based on Oppenheimer's new money valuation
- Premium of 67% to recent senior note trading levels of 43%

Sensitivity Analyses Support Transaction

- Break-even with recent senior note trading levels of 43% at $0.55 per share
  - senior notes would maintain current market value with a pro forma enterprise value of $531 million or $0.55 per share (assumes 100% participation)
- Break-even with par recovery at $1.28 per share
  - debtholders would obtain "par", or 100% recovery, with a pro forma enterprise value of $1.2 billion, or $1.28 per share (assumes 100% participation)

Transaction Financial Effects

Solves Liquidity Issue

- Commitment by existing investors Apollo, Blackstone and Oppenheimer to purchase $200 million in common stock
- Funding runway extended from Q2 2003 into Q2 2004
- Funding gap decreased from approximately $600 million to approximately $75 million

Clean Balance Sheet

- Potential for complete debt and preferred stock conversion to equity

Transaction Implementation

- The transaction is conditioned on the valid tender of at least 97% of all indebtedness and 90% of the 8.75% Convertible Subordinated Notes
  - the minimum threshold required to effect the transaction may be reset to no lower than 90% of the aggregate principal amount of debt, and the minimum tender conditions of the 8.75% Convertible Subordinated Notes may be removed, with consent from holders of a majority of the debt
- All locked-up creditors have agreed to tender into the transaction, vote for the prepackaged plan and waive covenants
- The majority of existing stockholders will have to vote to accept the transaction
  - 33% already committed to vote to accept the transaction
- Solicitation of consents to waive covenants and solicitation of votes to accept the prepackaged plan distributed with the exchange offer documents

Key Points to Consider

Key Points to Consider

Operating Points

- Substantial upside potential of operating model
  - approximately 2 million subscribers = cash flow breakeven
- Substantial market opportunity with proven customer demand
  - addressable market of over 200 million vehicles
  - already over 400,000 digital satellite radio subscribers
    - industry projected[1] to reach over 1,000,000 subscribers by Jan 2004
- Exclusive agreements with auto OEMs representing over 40% of the market (BMW, DaimlerChrysler and Ford)
- Extensive distribution network of 5,500 retailers

Note:
1 XM Satellite Radio press release dated January 21, 2003

Key Points to Consider (con't)

Transaction Points

- Compelling financial effects
  - solves liquidity issue
  - new money investment of $200 million
  - reduces future funding needs to approximately $75 million
  - nearly or completely eliminates leverage
- Compelling economics
  - approximately 72% recovery to debtholders at new money valuation
- Troubling alternatives
  - an unsuccessful transaction would likely lead to significantly lower debtholder recoveries

Contact Information

Jeffrey Gelles
Executive Director
UBS Warburg
415-352-6097

Andrew Rothstein
Director
UBS Warburg
212-821-3510

UBS Warburg LLC
299 Park Avenue
New York, NY 10171

Tel: 212-821-3000

www.ubswarburg.com

UBS Warburg LLC is a subsidiary of UBS AG
UBS Warburg is a business group of UBS AG